SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 6)

Tender Offer Statement under Section 14(d)(1) or 13(e)(l)
of the Securities Exchange Act of 1934

AULT ALLIANCE, INC.

______________________

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

______________________

(Title of Class of Securities)

09175M101

______________________

(CUSIP Numbers of Class of Securities)

Henry Nisser

President & General Counsel

Ault Alliance, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

(949) 444-5464

______________________

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Kenneth A. Schlesinger, Esq.

Spencer G. Feldman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, including this Amendment No. 6, the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2023, by Ault Alliance, Inc., a Delaware corporation (“Ault” or the “Company”). The exchange offer (the “Offer”) was made subject to the conditions set forth in the Second Amended and Restated Offer to Exchange, dated May 4, 2023 (the “Offer to Exchange”). The Offer to Exchange, related offering documents, and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as set forth below.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

Termination of Tender Offer

On May 19, 2023, the Company announced that it had terminated the Offer as a result of notification by the Depositary Trust Company (“DTC”) that after Company’s recently effectuated 300 for one reverse stock split (the “Reverse Stock Split”) it could not accept the shares of Class A Common Stock, $0.001 par value (the “Common Stock”), tendered in the Offer on a post-Reverse Stock Split basis.

The Company’s obligation to exchange shares pursuant to the Offer was subject to a condition which specified that there shall not have occurred or be likely to occur any event that could reasonably be expected to materially adversely affect the settlement of the Offer.

On May 18, 2023, DTC notified the Company that after the Reverse Stock Split it could not accept the shares tendered in the Offer on a post-Reverse Stock Split basis. As shares of Common Stock tendered could not be accepted by the DTC and exchanged for Series H Preferred Stock, the Offer could not be settled.

In addition, the stockholders only tendered 29,623,948 shares of Common Stock in the Offer, which did not satisfy the condition that 100,000,000 shares of Common Stock be tendered in the Offer.

As a result of this termination, no shares will be exchanged in the Offer and all shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the press release issued by the Company on May 19, 2023 announcing the termination of the Offer is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(B)	Letter of Transmittal for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(C)	Notice of Guaranteed Delivery for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(D)	Letter to Broker for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(E)	Letter to Client for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(F)	Form of Certificate of Designations, Preferences, Rights and Limitations of Series H Cumulative Redeemable Perpetual Preferred Stock (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(1)(G)	Amended and Restated Offer to Exchange, dated April 20, 2023 (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(1)(H)	Second Amended and Restated Offer to Exchange, dated May 4, 2023 (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(1)(I)	Amended and Restated Letter of Transmittal for Offer (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(1)(J)	Amended and Restated Notice of Guaranteed Delivery for Offer (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(1)(K)	Amended and Restated Letter to Broker for Offer (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(1)(L)	Amended and Restated Letter to Client for Offer (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(5)(A)	Press Release issued by the Company, dated March 20, 2023 (incorporated herein by reference to the Company's Schedule TO-C filed on March 20, 2023)

(a)(5)(B)	Press Release issued by the Company, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(5)(C)	Press Release issued by the Company, dated April 20, 2023 (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(5)(D)	Press Release regarding extension of the Offer issued by the Company, dated May 1, 2023 (incorporated herein by reference from the Amendment No. 2 to the Schedule TO, filed on May 1, 2023)

(a)(5)(E)	Press Release issued by the Company, dated May 3, 2023 (incorporated herein by reference from the Amendment No. 3 to the Schedule TO, filed on May 3, 2023)

(a)(5)(F)	Press Release regarding extension of the Offer issued by the Company issued by the Company, dated May 18, 2023 (incorporated herein by reference from the Amendment No. 5 to the Schedule TO, filed on May 18, 2023)

(a)(5)(G)*	Press Release regarding termination of the Offer issued by the Company issued by the Company, dated May 19, 2023

(a)(6)(A)	Ault Alliance Webpage (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

107	Filing Fee Table (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ault Alliance, Inc.

By:	/s/ Henry Nisser
	Name:	Henry Nisser
	Title:	President and General Counsel

Date: May 19, 2023

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(B)	Letter of Transmittal for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(C)	Notice of Guaranteed Delivery for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(D)	Letter to Broker for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(E)	Letter to Client for Offer (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(1)(F)	Form of Certificate of Designations, Preferences, Rights and Limitations of Series H Cumulative Redeemable Perpetual Preferred Stock (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(1)(G)	Amended and Restated Offer to Exchange, dated April 20, 2023 (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(1)(H)	Second Amended and Restated Offer to Exchange, dated May 4, 2023 (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(1)(I)	Amended and Restated Letter of Transmittal for Offer (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(1)(J)	Amended and Restated Notice of Guaranteed Delivery for Offer (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(1)(K)	Amended and Restated Letter to Broker for Offer (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(1)(L)	Amended and Restated Letter to Client for Offer (incorporated herein by reference from the Amendment No. 4 to the Schedule TO, filed on May 4, 2023)

(a)(5)(A)	Press Release issued by the Company, dated March 20, 2023 (incorporated herein by reference to the Company's Schedule TO-C filed on March 20, 2023)

(a)(5)(B)	Press Release issued by the Company, dated March 31, 2023 (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

(a)(5)(C)	Press Release issued by the Company, dated April 20, 2023 (incorporated herein by reference from the Amendment No. 1 to the Schedule TO, filed on April 20, 2023)

(a)(5)(D)	Press Release regarding extension of the Offer issued by the Company, dated May 1, 2023 (incorporated herein by reference from the Amendment No. 2 to the Schedule TO, filed on May 1, 2023)

(a)(5)(E)	Press Release issued by the Company, dated May 3, 2023 (incorporated herein by reference from the Amendment No. 3 to the Schedule TO, filed on May 3, 2023)

(a)(5)(F)	Press Release regarding extension of the Offer issued by the Company issued by the Company, dated May 18, 2023 (incorporated herein by reference from the Amendment No. 5 to the Schedule TO, filed on May 18, 2023)

(a)(5)(G)*	Press Release regarding termination of the Offer issued by the Company issued by the Company, dated May 19, 2023

(a)(6)(A)	Ault Alliance Webpage (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

107	Filing Fee Table (incorporated herein by reference from the Original Schedule TO, filed on March 31, 2023)

*	Filed herewith.